[OBJECT OMITTED]COMPANHIA FORCA E LUZ [OBJECT OMITTED] ADR- American Deopsitary
                CATAGUAZES-LEOPOLDINA                       Nivel 1
                                                            USA
                                                            Codigo dos Recibos
                                                            CFLPY-Preferenciais
                                                            "A"


     Investor Relations Monthly Report - June 30th, 2004 Edition

SR Rating upgrades credit rating of Cataguazes-Leopoldina
The Rating agency SR Rating has upgraded the credit rating attributed to the company Companhia Forca e Luz Cataguazes-Leopoldina (CFLCL) to "BBSR" on the global scale and "brA-" on the "br" equivalence scale, which denote a low credit risk. This upgrade was basically based on the successful restructuring of Cataguazes-Leopoldina's debt, which reduced the overall proportion of the consolidated short-term debt (from 45% of total indebtedness in 2002 to 29% in 2003) and the better revenue and results figures posted by the company (revenue up by 25% on previous year and net income of R$16.9 million in 2003) and its subsidiaries - CENF, CELB, Energipe and Saelpa - which also recorded profits in 2003. This rating was also awarded to the 6th issue of simple debentures by CFLCL - performed in two series and amassing R$130 million - on account of the additional risk-lowering guarantees included under the issue.

Subsidiary Cat-Leo Energia wins tender to build Ombreiras SHP
Subsidiary Cat-Leo Energia S/A, the company in charge of all the power station construction projects executed by the Sistema Cataguazes-leopoldina Cataguazes-Leopoldina, is contracting out its experience and providing services to third parties. It has been contracted by the company Arapucel Ombreiras S/A, which belongs to the Brennand Group, to execute the civil construction work on the Ombreiras SHP (26 MW) which is located in the municipality of Araputanga in Mato Grosso State. The construction work was initiated on June 01 and shall run for 16 months.

Consolidated revenue of Cataguazes-Leopoldina is R$648 million in 5 months

The gross operating revenue of the Sistema Cataguazes-Leopoldina in the first five months of 2004 rose by 34% as compared to the same period in 2003, reaching a total of R$648 million. Physical energy sales amounted to 2,720 GWh, rising by 5.0% as compared to the same period last year. This performance was mainly due to sales to the MAE-Wholesale Energy Market, given that sales to retail markets at the parent company) during the same period. Such reduction was caused mainly due to loss of three free consumers in the concession area of the Sistema Cataguazes-Leopoldina, one of which was lost by CFLCL and two by subsidiary Energipe, which reflected a 10.7% drop in consolidated physical sales to the industrial sector. On the other hand, the distributions are billing these clients the usage of the distribution system, which cushioned the financial impacts resulting from this reduction.

---------------------------------------------------------------------------------------------
                        Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
                                  Operating Indicators - January/May of 2004
---------------------------------------------------------------------------------------------
                                CFLCL      CENF  Energipe    CELB    Saelpa  Consolidated
                             ---------------------------------------------------------------
 Gross Revenue - R$               127.5    34.3    192.6      44.7   233.9        648.2
 million
 Gross Revenue Growth-               29      39       32        27      37           34
 % (*)
Electricity Sales - GWh             461     132      805       229     995        2.720
   Retail Market                    390     116      712       223     951        2.392
       o Residential                125      51      203        51     319          749
       o Industrial                 119      23      236       119     273          770
       o Commercial                  56      24      118        30     143          371
       o Other classes               90      18      155        23     216          502
   Wholesale + Other                 71      16       93         6      44          328
 Sales Increase -                + 11.4   - 1.5    - 7.3     - 0.4    +3.8        + 5.0
    % (*)
    Mercado Proprio               - 4.6       -    - 8.8     + 3.0   + 1.9        - 2.6
       o Residential              - 2.4   - 0.5    + 4.2     + 2.9   + 3.9        + 2.5
       o Industrial              - 10.6   - 5.0   - 25.2     + 3.0   - 0.1       - 10.7
       o Commercial               - 1.7   + 4.6    + 4.4     + 2.6   - 0.3        + 1.5
       o Other classes            - 0.7   + 2.5    - 1.3     + 3.5   + 3.0         +1.0
  (*) In relation to the same period of 2003.
---------------------------------------------------------------------------------------------



For further clarifications and additional information, please do not hesitate to contact us In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 /
3429-6317 In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931

                             Mauricio Perez Botelho
                           Investor Relations Director

This report is neither an offer nor a recommendation of investment. No liability will be accepted for the misuse of the above information.